May 11, 2010

George C. Critz, III, President
Stonecrest One, Inc.
605 Bonita Way
Prescott, Arizona 86301

    RE: **Stonecrest One, Inc.**
        Form 10-K for Fiscal Year Ended June 30, 2009
        Amended March 16, 2010 and April 23, 2010
        File No. 0-53305

Dear Mr. Critz:

    We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 12. Security Ownership of Certain Beneficial Owners and Management</u>

1. In response to our prior comment, we note that you have removed Enverdia LLC from the beneficial ownership table. Enverdia LLC should continue to be separately included in the table. Also, please include the percent of common stock owned by Mr. Critz, as it appears the amount is greater than 1%.

Signatures

2. As previously requested, please include the signature of your principal financial officer, in addition to the controller or principal accounting officer, as required by Form 10-K. See Instruction D(2)(a) to Form 10-K.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may call Janice McGuirk at (202) 551-3395 or Pam Howell, legal reviewer, at (202) 551- 3357 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax (800) 640-2671